Exhibit 99.142

DeFi Technologies Refiles Q2 2024 and Q3 2024 Interim Financial Statements

Toronto, Ontario – (April 14, 2025) – DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Cboe CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance, announces that it has filed restated interim financial statements for the period ending June 30 2024 along with the corresponding management discussion & analysis (“Restated Q2 Financials”) and restated interim financial statements for the period ending September 30 2024, along with the corresponding management discussion & analysis (“Restated Q3 Financials”). The decision follows a review that amends the accounting treatment of the Company’s investments in equity investments in digital assets (the “Equity Investments”) to (a) apply a discount for lack of marketability (“DLOM”) and (b) adjust the current and non-current classification and (c) adjust the net loss due to the application of the DLOM.

For the Restated Q2 Financials (a) a DLOM was $98,657,552 was applied to the Equity Investments, (b) $122,794,452 of the Equity Investments was reclassified from current assets to non-current assets and (c) net loss increased by $98,657,552 due to the application of the DLOM.

For the Restated Q3 Financials (a) a DLOM was $3,892,283 was applied to the Equity Investments (bringing the cumulative DLOM to $102,549,835), (b) $155,051,353 of the Equity Investments was reclassified from current assets to non-current assets and (c) net loss increased by $3,892,283 and $102,549,835 for the three and nine months ended September 30, 2024 respectively due to the application of the DLOM.

The effect of the restatement does not impact the Company's ongoing cash position and the changes are non-cash in nature. All other disclosure in the Restated Q2 Financials and Restated Q3 Financials remains essentially the same as when such documents were originally filed except for the material weakness in its internal control as a result of the foregoing restatements. Further to the press release of the Company dated March 31, 2024, the financial statements of the Company previously filed for the period ending June 30, 2024 and September 30, 2024 (the “Affected Periods”) should not be relied upon and similarly, any previously issued or filed reports, press releases, investor presentations or other Company communications describing the financial results or other financial information in connection with the Affected Periods should no longer be relied upon.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements the Restated Q2 Financials and the Restated Q3 Financials; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of ETPs by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681